VITA IMAGING INC.

Financial Statements and Independent Auditor's Report

December 31, 2025 and 2024

VITA IMAGING INC.
TABLE OF CONTENTS

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To the Board of Directors of
Vita Imaging Inc.
San Jose, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Vita Imaging Inc. (the "Company") which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet generated revenues or profits, has sustained net losses of $1,836,387 and $1,106,278 for the years ended December 31, 2025 and 2024, respectively, and has negative cash flows from operations. As of December 31, 2025, the Company had an accumulated deficit of $7,306,663, a working capital deficit of $515,406 and limited cash of $36,257. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
June 29, 2026

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VITA IMAGING INC.
BALANCE SHEETS
As of December 31, 2025 and 2024

	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 36,257	$ 32,261
Inventory	529,011	492,069
Escrow receivable	24,079	17,547
Other receivable	1,462	-
Deposits	-	5,149
Total current assets	590,809	547,026
Non-current assets:		
Property and equipment, net	17,033	24,862
Operating lease right-of-use asset	-	11,488
Total non-current assets	17,033	36,350
TOTAL ASSETS	$ 607,842	$ 583,376
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Current liabilities:		
Accounts payable	$ 400,818	$ 162,070
Accrued expenses	691,316	486,506
Stock payable	7,781	-
Due to related party	6,300	-
Operating lease liability	-	11,585
Total current liabilities	1,106,215	660,161
Non-current liabilities:		
Loan payable, related party	1,995,589	1,495,589
Accrued interest, related party	128,447	80,177
Total non-current liabilities	2,124,036	1,575,766
Total liabilities	3,230,251	2,235,927
Stockholders' equity/(deficit):		
Series A preferred stock, $0.0001 par value, 2,140,000 shares authorized 1,007,500 shares issued and outstanding as of both December 31, 2025 and 2024; liquidation preference of $2,015,000 as of both December 31, 2025 and 2024	101	101
Series A-1 preferred stock, $0.0001 par value, 360,000 shares authorized 0 shares issued and outstanding as of both December 31, 2025 and 2024; liquidation preference of $0 as of both December 31, 2025 and 2024	-	-
Common stock, $0.0001 par value, 10,000,000 shares authorized, 6,520,359 and 6,321,179 shares issued and outstanding as of December 31, 2025 and 2024, respectively	652	632
Additional paid-in capital	4,683,501	3,816,992
Accumulated deficit	(7,306,663)	(5,470,276)
Total stockholders' equity/(deficit)	(2,622,409)	(1,652,551)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 607,842	$ 583,376

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2025 and 2024

	2025	2024
Net revenue	$ -	$ -
Operating expenses:		
General and administrative	759,036	660,146
Research and development	1,025,986	468,261
Total operating expenses	1,785,022	1,128,407
Loss from operations	(1,785,022)	(1,128,407)
Other income/(expense):		
Gain on recovery of reimbursable expenses	-	60,676
Interest expense, related party	(51,365)	(38,547)
Total other income/(expense)	(51,365)	22,129
Provision for income taxes	-	-
Net loss	$ (1,836,387)	$ (1,106,278)
Weighted average common stock outstanding - basic and diluted	6,448,938	6,236,735
Net loss per share - basic and diluted	$ (0.28)	$ (0.18)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

VITA IMAGING INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2025 and 2024

	Series A Preferred Stock		Series A-1 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balances at December 31, 2023	1,007,500	$ 101	-	$ -	6,159,522	$ 616	$ 3,188,797	$ (4,363,998)	$ (1,174,484)
Issuance of common stock pursuant to Regulation CF offering, net of offering costs	-	-	-	-	161,657	16	596,523	-	596,539
Stock based compensation	-	-	-	-	-	-	31,672	-	31,672
Net loss	-	-	-	-	-	-	-	(1,106,278)	(1,106,278)
Balances at December 31, 2024	1,007,500	$ 101	-	$ -	6,321,179	$ 632	$ 3,816,992	$ (5,470,276)	$ (1,652,551)
Issuance of common stock pursuant to Regulation CF offering, net of offering costs	-	-	-	-	199,180	20	751,329	-	751,349
Stock based compensation	-	-	-	-	-	-	115,180	-	115,180
Net loss	-	-	-	-	-	-	-	(1,836,387)	(1,836,387)
Balances at December 31, 2025	1,007,500	$ 101	-	$ -	6,520,359	$ 652	$ 4,683,501	$ (7,306,663)	$ (2,622,409)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:		
Net loss	$ (1,836,387)	$ (1,106,278)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	-	11,145
Depreciation	8,753	6,771
Impairment losses	2,930	-
Stock-based compensation	115,180	31,672
Amortization of operating lease right-of-use asset	11,488	26,230
Changes in operating assets and liabilities:		
Inventory (increase)/decrease	(36,942)	(161,988)
Other receivable (increase)/decrease	(1,462)	-
Deposits (increase)/decrease	5,149	-
Accounts payable increase/(decrease)	238,747	(100,123)
Accrued expenses increase/(decrease)	204,810	177,417
Due to related party increase/(decrease)	6,300	-
Operating lease liability increase/(decrease)	(11,585)	(26,132)
Accrued interest, related party increase/(decrease)	48,270	37,774
Net cash used in operating activities	(1,244,749)	(1,103,512)
Cash flows from investing activities:		
Purchase of property and equipment	(3,854)	(9,669)
Net cash used in investing activities	(3,854)	(9,669)
Cash flows from financing activities:		
Proceeds from loan payable, related party	500,000	400,000
Issuance of common stock pursuant to Regulation CF offering, net of offering costs and escrow receivable	735,052	578,992
Collection of escrow receivable	17,547	45,364
Net cash provided by financing activities	1,252,599	1,024,356
Net change in cash and cash equivalents	3,996	(88,825)
Cash and cash equivalents at beginning of year	32,261	121,086
Cash and cash equivalents at end of year	$ 36,257	$ 32,261
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 3,095	$ 771
Supplemental disclosure of non-cash operating activities		
Recognition of operating lease right-of-use asset	$ -	$ 37,717
Lease liability arising from obtaining operating lease right-of-use asset	$ -	$ 37,717
Supplemental disclosure of non-cash financing activities		
Broker compensation	$ 17,718	$ 9,284
Escrow receivable	$ 24,079	$ 17,547

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Vita Imaging Inc. (the "Company") is a corporation formed on March 14, 2019 under the laws of Delaware. The Company is a medical device company that is developing technology that focuses on the early detection of pre-cancer and malignant tumors. The Company is headquartered in San Jose, California.

As of December 31, 2025, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, research and development, and capital raising efforts. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of assets from acquisition, common stock, and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties, including but not limited to, the need for protection of proprietary technology of its product, dependence on key personnel, the cost of services provided by third parties and the need to obtain additional funds through the sale of its common and preferred stock. The Company has not generated revenues and has not been granted a license or been approved by regulatory authorities to produce and sell its product. There is no assurance that this approval will be given or obtained.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to an unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2025 and 2024, all the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventory consists of device materials, and includes products acquired pursuant to an asset purchase agreement in 2019. The inventory was recorded at its estimated fair value at the time of acquisition, which was less than the historical cost. Inventory is valued at the lower of cost or net realizable value. Inventory purchases totaled $44,221 and $158,063 during the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, no reserve for inventory obsolescence or impairment was considered necessary.

Property and Equipment

Property and equipment consist of lab equipment, of which $3,854 and $9,669 were purchased in 2025 and 2024, respectively. Lab equipment has a useful life of five years. Depreciation is recorded on a straight-line basis. As of December 31, 2025, property and equipment, net of accumulated depreciation of $18,042 was $17,033. As of December 31, 2024, property and equipment, net of accumulated depreciation of $15,148 was $24,862. Depreciation expense of $8,753 and $6,771 was recorded for the years ended December 31, 2025 and 2024, respectively.

Intangible Assets

The Company acquired certain intellectual property valued at $180,000 pursuant to an asset purchase agreement of a medical device company in 2019. The intellectual property consists of developed technology with an estimated useful life of five years. The asset became fully amortized during 2024. Accordingly, as of December 31, 2025 and 2024, intangible assets, net of accumulated amortization, were $0. Amortization expense was $0 and $11,145 for the years ended December 31, 2025 and 2024, respectively.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets (depreciable fixed assets and amortizable intangible assets) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2025 and 2024, impairment losses of $2,930 and $0, respectively, were recognized for certain fixed assets that had become obsolete and were no longer expected to generate future economic benefits.

Convertible Instruments

Convertible debt is accounted for under ASC 470, Debt, as amended by ASU 2020-06, Debt - Debt with Conversion and Other Options, adopted by the Company. This standard simplifies the accounting by eliminating certain separation models for convertible instruments, requiring the Company to evaluate the debt as a single instrument unless bifurcation of embedded derivatives is required under ASC 815, Derivatives and Hedging. Convertible notes are initially recorded at their principal amount, net of issuance costs or discounts, and classified as liabilities unless specific features mandate equity classification. Interest expense is recognized using the effective interest method over the notes' terms. Discounts on convertible debts are amortized over the term of the related debt.

The Company's convertible debt instruments are debt host financial instruments containing embedded features, some of which may be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC Topic 815. Embedded features are assessed to determine if they require bifurcation as derivatives. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising Costs

Advertising costs are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related employee benefits and payroll taxes, stock-based compensation, professional service fees, administrative expenses, and information technology costs.

Research and Development Expenses

Costs related to the development of the Company's products are included in research and development expenses and are expensed as incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in the results of operations. For the years ended December 31, 2025 and 2024, the foreign currency translation loss was de minimis.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development activities. In particular, the Company relies on and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expenses in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all the years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2025 and 2024 consist solely of outstanding stock options (see Note 6).

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Improvements to Income Tax Disclosures (Topic 740)*. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. For non-public business entity, the ASU is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the provision of this ASU and do not expect to have a material impact on the financial statements, only additional disclosures are expected.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,836,387 and $1,106,278 for the years ended December 31, 2025 and 2024, respectively, and has negative cash flows from operations. As of December 31, 2025, the Company had an accumulated deficit of $7,306,663, a working capital deficit of $515,406 and limited cash of $36,257. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: LOAN PAYABLE, RELATED PARTY

In 2021, the Company entered into a line of credit with a related party for an aggregate purchase amount of $618,593, including $424,096 in proceeds and services paid of $194,497. The maximum amount per line of credit was $500,000 but increased to $1,500,000 in 2023. The loan bears interest at 3% per annum. An amendment was made in January 2024 to extend the loan's maturity to March 31, 2025, or upon a change in control. Another amendment was made in July 2024 to extend the loan's maturity to March 31, 2026, or upon a change in control. On May 1, 2025, another amendment was made to increase the line of credit to $2,000,000 and extend the loan and unpaid interest's maturity to March 31, 2027, or upon a change in control.

In the event of change of control, two times of the outstanding principal amount and accrued interest shall be repaid in connection with such change of control. The loans are convertible into the Company's Series A preferred stock at a conversion price of $2.00 per share at the election of the holder. The Company determined the fair value of the conversion feature was de minimis due to its short-term life, exercise price, and unlikelihood of exercise. During 2025 and 2024, the Company received loan proceeds of $500,000 and $400,000, respectively. As of December 31, 2025 and 2024, the outstanding principal balance was $1,995,589 and $1,495,589, respectively. Interest expense related to these loans totaled $51,365 and $38,547 for the years ended December 31, 2025 and 2024, respectively. Interest payments of $3,095 and $771 were made during 2025 and 2024, respectively. Accrued interest totaled $128,447 and $80,177 as of December 31, 2025 and 2024, respectively.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

As of December 31, 2024, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 2,500,000 shares of preferred stock and 10,000,000 shares of common stock, par value $0.0001 per share. The preferred stock is designated as Series A preferred stock.

As of December 31, 2025, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 2,140,000 shares of Series A preferred stock, par value $0.0001 per share, 360,000 shares of Series A-1 preferred stock, par value $0.0001 per share, and 10,000,000 shares of common stock, par value $0.0001 per share.

The holders of the preferred stock have the following rights and preferences:

Voting

The holders of preferred stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of preferred stock could convert on the record date for determination of stockholders entitled to vote.

The holders of common and preferred stock, voting together on an as-if-converted basis, shall be entitled to elect all members of the Board of Directors.

Dividends

In the event dividends are paid on any share of common stock, the Company shall pay an additional dividend or make a distribution on all outstanding shares of preferred stock in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock.

The original issue price of Series A preferred stock and Series A-1 preferred stock is $2.00 per share and $5.70 per share, respectively.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A and Series A-1 stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the original issue price plus all declared and unpaid dividends. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. As of December 31, 2025 and 2024, the total liquidation preference of Series A preferred stock amounted to $2,015,000. As of December 31, 2025 and 2024, the liquidation preference of Series A-1 preferred stock amounted to $0.

Conversion

Each share of preferred stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. The conversion rate shall be the quotient obtained by dividing the original issue price by the conversion price. The conversion price shall initially be the original issue price of the Series A preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2025 and 2024 each share outstanding of each series of preferred stock was convertible into shares of common stock on a one-for-one basis.

Each share of preferred stock is automatically convertible into common stock upon an initial public offering or a vote of the majority of Series A preferred stockholders or Series A-1 preferred stockholders.

Stock Transactions

In 2025, the Company conducted a Regulation CF offering of its common stock at $5.70 per share (weighted average of $3.77 per share after bonus shares) and issued 199,180 shares of common stock for gross proceeds of $820,435, with offering costs of $69,086. The shares issued included 3,108 shares issued to StartEngine as broker compensation, valued at $17,718 and included in offering costs. The Company also received $7,781 in amounts for 1,588 shares of common stock which had not yet been issued as of December 31, 2025, and therefore recorded such as a current liability pending issuance of such shares. Escrow receivable of $24,079 remained outstanding as of December 31, 2025 on this offering.

In 2024, the Company conducted a Regulation CF offering of its common stock at $5.70 per share (gross weighted average of $3.69 per share after bonus shares) and issued 161,657 shares of common stock for gross proceeds of $669,203 with offering costs of $72,664. The shares issued included 1,629 shares issued to StartEngine as broker compensation, valued at $9,284 and included in offering costs. Escrow receivable of $17,547 remained outstanding as of December 31, 2024 on this offering.

As of December 31, 2025 and 2024, there were 6,520,359 and 6,321,179 shares of common stock outstanding, respectively. As of both December 31, 2025 and 2024, there were 1,007,500 shares of Series A preferred stock outstanding.

NOTE 6: STOCK-BASED COMPENSATION

Vita Imaging Inc. 2019 Stock Incentive Plan

The Company has adopted the Vita Imaging Inc. 2019 Stock Incentive Plan ("2019 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 1,500,000 shares as of December 31, 2025 and 2024.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan's inception. As of December 31, 2025, there were 558,000 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over four years.

A summary of information related to stock options for the years ended December 31, 2025 and 2024 is as follows:

	Number of Options	Weighted Average Exercise	Weighted Average Contract Term	Intrinsic value
Outstanding at December 31, 2023	882,000	$ 0.14	7.45	$ 4,899,780
Granted	30,000	0.37	10.00	
Exercised	-	-	-	
Expired/Cancelled	-	-	-	
Outstanding at December 31, 2024	912,000	$ 0.15	6.54	$ 5,059,680
Exercisable Options at December 31, 2024	714,083	$ 0.09	6.07	$ 4,004,784
Outstanding at December 31, 2024	912,000	$ 0.15	6.54	
Granted	30,000	0.37	10.00	
Exercised	-	-	-	
Expired/Cancelled	-	-	-	
Outstanding at December 31, 2025	942,000	$ 0.16	5.66	$ 5,219,580
Exercisable Options at December 31, 2025	808,458	$ 0.12	5.32	$ 4,507,803

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

VITA IMAGING INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

	December 31,	
Time Vesting	2025	2024
Expected life (years)	7	7
Risk-free interest rate	3.97%	4.29%
Expected volatility	67%	67%
Annual dividend yield	0%	0%

The total grant-date fair value of the options granted during the year ended December 31, 2025 and 2024 was $163,513 and $163,657, respectively. Stock-based compensation expense for stock options of $115,180 and $31,672 was recognized under FASB ASC 718 for the years ended December 31, 2025 and 2024, respectively, and included in general and administrative expenses and research and development expenses in the statements of operations.

Total unrecognized compensation cost related to non-vested stock option awards amounted to $253,935 as of December 31, 2025, which is expected to be recognized as follows:

Year		Amount
2026	$	100,266
2027		84,264
2028		58,549
2029		10,856
	$	253,935

NOTE 7: COLLABORATION RESEARCH AND LICENSE AGREEMENT

In January 2020, the Company entered into a Collaborative Research Agreement (the "BC Cancer Agreement") with BC Cancer. Pursuant to the terms of the BC Cancer Agreement, the Company and BC Cancer agreed to collaborate by jointly conducting research activities related to the development and improvement of the Company's cancer detection device.

Under the first statement of work of the BC Cancer Agreement, the Company was obligated to pay CDN $228,362, including CDN $57,091 upon execution and the remaining payments in quarterly installments through September 30, 2020. The last payment per the initial agreement was then modified to be CDN $33,799. The contract period for the initial statement of work was January 1, 2020 through December 31, 2020.

In February 2021, the parties entered into an amendment to extend the BC Cancer Agreement for an additional contract period from February 2021 through January 31, 2022. Per the amendment, the Company was under obligation to pay CDN $135,195, including CDN $33,799 upon execution and the remaining payments in quarterly installments through November 2021. The amendment also agreed to a total amount owed of CDN $197,492 under the first statement of work, which was already paid in full. In August 2021, the parties entered into a second amendment to extend the quarterly payments owed through January 2022. In November 2022, the parties entered into a third amendment whereby the Company was under obligation to pay CDN $115,592 in quarterly payments through

January 2023. In January 2023, the parties entered into a fourth amendment whereby the Company was under obligation to pay CDN $136,066 in quarterly payments through January 2024. In July 2025, the parties entered into a fifth amendment whereby the Company was under an obligation to pay CDN $298,576 in scheduled payments through December 2025.

In addition to the collaborative research plan, in July 2020 the Company entered into a license agreement ("BC License Agreement") with BC Cancer and the University of British Columbia ("UBC") whereby the Company was granted an exclusive, royalty-bearing and worldwide license to use and sublicense the BC Cancer technology and improvement for the purpose of developing, manufacturing, using, offering for sale, and selling the products in the field of use as defined in the license agreement. The license grants the Company rights to all clinical data and related patents. The term of the license agreement is twenty years or upon the patents' expiration. Upon execution of the BC License Agreement, the Company was obliged to pay an initial license and documentation fee of CDN $25,000. The Company also agreed to pay for patent filing costs of $77,254.

Under the BC License Agreement, the Company is obligated to pay BC Cancer an annual royal equal to 2.5% of revenue, or a minimum annual royalty of CDN $25,000, whichever is greater in each year. If the Company pays a minimum of CDN $250,000 per year, inclusive of any collaborative research fees, royalties or contractual revenue, the minimum royalty payment will be waived. The Company will also pay UBC a royalty equal to 50% of sublicensing revenue. The Company is obligated to pay UBC certain milestone payments, including $250,000 upon a merger, acquisition, or initial public offering valued less than $3.75 million and $750,000 if such event is valued greater than $3.75 million.

During the years ended December 31, 2025 and 2024, the Company recorded total research and development expenses of $234,805 and $18,782, respectively, in connection with the BC Cancer Agreement. These amounts include collaborative research fees, the initial license fee, a minimum royalty payment of CDN $25,000 and certain patent filing costs. As of December 31, 2025 and 2024, the Company had $202,295 and $78,156, respectively, included in accounts payable and accrued expenses pertaining to the BC Cancer Agreement and BC License Agreement.

NOTE 8: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to tax to accrual differences, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2025 and 2024, the Company had net deferred tax assets before valuation allowance of $2,153,881 and $1,452,777, respectively.

The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2025	**2024**
Deferred tax assets		
Net operating loss carryforwards	$ 1,322,510	$ 1,009,605
Depreciation	2,188	-
Amortization	33,542	36,897
Capitalized research and development expense	753,858	392,798
Stock-compensation expense	41,783	13,477
Total	2,153,881	1,452,777
Valuation allowance	(2,153,881)	(1,452,777)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2025 and 2024, cumulative losses through December 31, 2025, and no history of generating taxable income.

Therefore, valuation allowances of $2,153,881 and $1,452,777 were recorded as of December 31, 2025 and 2024, respectively. Valuation allowance increased by $701,104 during 2025. Deferred tax assets were calculated using the Company's combined effective tax rate, which is estimated to be 28.0%. The effective rate is reduced to 0% for 2024 and 2025 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. For the years ended December 31, 2025 and 2024, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $4,731,362 and $3,611,924, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax position through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020-2025 tax years remain open to examination.

VITA IMAGING INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

NOTE 9: LEASES

In 2023, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. In January 2024, the Company amended the term of the lease agreement, extending the existing short-term lease to 24 months. This amendment qualifies the lease for accounting under ASC 842, and as a result, the related operating ROU asset and lease liability have been recognized on the balance sheet for the year ended December 31, 2024.

The Company used the prime rate at 8.5% per annum as the discount rate to measure the lease liability upon recognition of the operating ROU asset and lease liability in January 2024. The prime rate was considered appropriate as it reflects the rate the Company would have incurred for a similar borrowing over a comparable term. The remaining lease term as of December 31, 2024 was 0.42 year. Cash paid for amounts included in the measurement of ROU lease liability was $28,066 for the year ended December 31, 2024.

As of May 31, 2025, the lease agreement reached the end of its contractual term. The lease was not renewed nor extended, and the Company vacated the premises upon expiration. Cash paid for amounts included in the measurement of ROU lease liability was $11,833 for the year ended December 31, 2025.

As of the termination date, all rights and obligations under the lease ceased. No lease liability or right-of-use asset is recognized beyond May 31, 2025. The Company has no continuing commitments related to this lease.

NOTE 10: RELATED PARTY TRANSACTIONS

<u>Loan Payable, Related Party</u>

Refer to Note 4 for details of the Company's related party loan payable.

<u>Due to Related Party</u>

During 2025, the Company incurred amounts due to Thinh Tran, Chief Executive Officer, totaling $6,300 for certain costs paid on the Company's behalf. As of December 31, 2025, the balance remained outstanding. The amount is not subject to a formal agreement, bears no interest, and is payable on demand.

<u>Leases</u>

Effective June 1, 2025, the Company began occupying office space owned by Tibaray Inc., a related party, as Thinh Tran serves as Chief Executive Officer of both entities. No formal lease agreement was executed. The arrangement was rent-free and did not meet the definition of a lease under ASC 842 because no enforceable contract existed. Accordingly, no ROU asset or lease liability was recognized in connection with this arrangement.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: SUBSEQUENT EVENTS

Loan Payable, Related Party

On May 26, 2026, the Company entered into a related-party line of credit with a maximum borrowing capacity of $500,000. The line of credit bears interest at 3% per annum, matures on March 31, 2028, and is convertible into the Company's Series A preferred stock at the option of the holder at a conversion price of $2.00 per share. The loan is also mandatorily converted to Series A preferred stock upon meeting certain regulatory approvals. In the event of change of control, two times of the outstanding principal amount and accrued interest shall be repaid in connection with such change of control.

Leases

On May 28, 2026, the Company entered into a formal lease agreement with Tibaray, Inc., a related party, as Thinh Tran serves as Chief Executive Officer of both entities. The lease became effective on June 1, 2026, and provides for a non-cancellable term of one year ending May 31, 2027. Thereafter, the lease continues on a month-to-month basis until terminated by either party. Monthly lease payments of $2,300 commenced on June 1, 2026.

Common Stock Financing

On February 5, 2026, the Company closed its common stock offering. In connection with the closing, the Company received gross proceeds of $380,171 and issued 83,857 shares of common stock at an offering price of $5.70 per share to various accredited investors pursuant to the terms and conditions of the applicable term sheets.

Collaboration Research and License Agreement

In May 2026, the Company began negotiating the sixth amendment to its Collaboration Research and License Agreement to extend the contract term from January 1, 2026 through December 31, 2026. Under the proposed amendment, the total contract value is CDN $72,092, payable upon execution of the amendment.

Management's Evaluation

Management has evaluated subsequent events through June 29, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.